SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes     No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2006, incorporated by reference herein:

Exhibit
99.1
Release dated November 6, 2006, entitled “CHANGE TO BOARD OF DIRECTORS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 7, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

CHANGE TO BOARD OF DIRECTORS

In compliance with Rule 3.59 of the Listings Requirements of the JSE Limited, DRDGOLD
announces that, with effect from Friday 3 November 2006, Daniel Johannes Pretorius, Chief
Executive Officer of DRDGOLD South African Operations (Proprietary) Limited and Jacob
Hendrik Dissel, the Group Financial Manager, have been appointed as Alternate Directors to the
Board of Directors of DRDGOLD Limited.

Johannesburg
6 November 2006

Sponsor
Standard Bank